June 11, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20594

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Costco Wholesale Corporation has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended May 12, 2013, which was filed with the Securities and Exchange Commission on June 11, 2013.

Respectfully submitted,

Costco Wholesale Corporation

/s/ RICHARD A. GALANTI

Richard A. Galanti

Executive Vice President and Chief Financial Officer